UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Goodmeets, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 1, 2013

Physical address of issuer
180 Capp Street, 3rd Floor, San Francisco, CA 94110

Website of issuer
joinwhim.com

Name of intermediary through which the offering will be conducted
Opendeal Inc., dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
December 31, 2016

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$7,529.00	$71,997.00
Cash & Cash Equivalents	$7,529.00	$71,997.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$12,953.00	$4,070.00
Long-term Debt	$280,000.00	$200,000.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$2,025.00	$800.00
Net Income	($155,595.00)	($137,086.00)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 24, 2016

FORM C

Up to \$500,000.00

Goodmeets, Inc.



SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Goodmeets, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least \$50,000.00 and up to \$500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is \$100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must make a commitment to purchase on www.republic.co. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Opendeal Inc., dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued and 5% of the amount raised in this Offering.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	\$100.00	\$5.00	\$95.00
Aggregate Minimum	\$50,000.00	\$2,500.00	\$47,500.00

Offering Amount			
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the foregoing service fees and commissions, Republic will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 24, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD

CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company

to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2017.

Once posted, the annual report may be found on the Company's website at: joinwhim.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least three annual reports pursuant to Regulation CF;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Goodmeets, Inc. (the "Company") is a Delaware Corporation, formed on October 1, 2013.

The Company is located at 180 Capp Street, 3rd Floor, San Francisco, CA 94110.

The Company's website is joinwhim.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business

Goodmeets, Inc. develops software and mobile technology products (i.e., apps) that facilitate meaningful social connections amongst users. We generate revenue through the sale of memberships, access to features, and/or access to the apps.

The Business Plan

Goodmeets, Inc. develops mobile apps for online dating and other meaningful offline relationships.

The Offering

Minimum amount of SAFEs (Simple Agreements for Future Equity) being offered	50,000
Total number of SAFEs outstanding after offering (if minimum amount reached)	50,000
Total number of SAFEs outstanding after offering (if maximum amount reached)	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 31, 2016
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 25 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have little operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on October 1, 2013. Accordingly, we have relatively little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.

We face competition with respect to our key products that we seek to develop or commercialize in the future. Our competitors to our "Whim" dating app include major social media companies worldwide, including Tinder, OkCupid, Coffee Meets Bagel and Bumble. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing dating apps and websites. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The amount of capital the Company is attempting to raise in this offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute to our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or

otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of its founder and sole officer and director.

In particular, the Company is dependent on Eve Peters, who is the founder, president, chief executive officer and, at present, sole director of the Company. The Company has not yet entered into an employment agreement with Ms. Peters and there can be no assurance that it will do so or that Ms. Peters will continue to be lead by the Company for a particular period of time. Furthermore, the Company has not taken out any "key person" insurance policies on Ms. Peters. Therefore, in the event Ms. Peters dies or becomes disabled, the Company will not receive any compensation to assist with her absence. The loss of Ms. Peters for any reason would most likely cripple the Company's business, financial condition, cash flow and results of operations.

We rely on a single third-party platform to distribute our apps and collect revenue. If we are unable to maintain a good relationship with the platform, if its terms and conditions or pricing changed to our detriment, if we violate, or if it believes that we have violated, the terms and conditions of its platform, or if the platform were unavailable for a prolonged period of time, our business will suffer.

We derive a majority of our revenue from distribution of our apps on a single platform—the Apple iOS App Store. We expect to similarly use the iOS App Store for distribution of our future apps. We are subject to Apple's standard terms and conditions for application developers, which govern the promotion, distribution and operation of our applications on its platform. In addition, if we violate, or if Apple believes that we have violated, its terms and conditions, Apple may discontinue or limit our access to that platform, which would harm our business. Our business would be harmed if Apple discontinued or limited our access to their platforms, if its platforms declines in popularity, if Apple modifies its current discovery mechanisms, communication channels available to developers, respective terms of service or other policies, including fees, or changes how the personal information of app purchasers is made available to developers or develops its own competitive offerings. Furthermore, any change or deterioration in our relationship with Apple or platform providers could materially harm our business and likely cause our share price to decline. Even if we use different platforms to distribute our products, the Company's business operations will still be reliant on its relations with such platforms.

We rely on various intellectual property rights in order to operate our business.

Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business

concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our products and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of violations of intellectual property rights. As the Company grows, the intellectual property rights claims against it will likely increase. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements to avoid the foregoing adverse scenarios, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

As a social media company with a subscription-based business model, we collect and store our customers' non-public information, including personally identifiable information, such as customer names, telephone numbers, birthdays, height, ethnicity, occupation, etc. We may also collect a customer's email address if the customer chooses to create an account using his or her Facebook profile. Additionally, we share certain information about our customers with vendors that assist with certain aspects of our business—most notably Apple, the main licensee and distributor of our app. While Apple's iOS App Store has relatively strong security measures in place, it is not immune to cyber attack, as evidenced by a breach of its x-code framework by hackers in September 2015. Our Security, and that of the Apple iOS App Store, could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with the Company's current or future information security policies or procedures – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt our operations and the products and services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our revenues and competitive position.

We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance.

Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We may need to rapidly and successfully develop and introduce new features to our products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the United States and certain foreign jurisdiction where we may in the future collect revenue.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFE may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFE has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on a Purchaser's investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. Except for certain "Major Investors," Purchasers will have no say in whether their securities are converted in any Equity Financing. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Goodmeets, Inc. develops software and mobile technology products (i.e., apps) that facilitate meaningful social connections amongst users. We generate revenue through the sale of memberships, access to features, and/or access to the apps.

Business Plan

Created by a former Product GM from OkCupid Labs and backed by Dave McClure's 500 Startups fund, Goodmeets, Inc. has and will continue to push the envelope on the intersection of technology and modern dating.

The Company's first product, "Whim," is a dating app that eliminates endless messaging and sends users on real-life dates instead. Whim differentiates itself by its absence of a "messenger" feature and its automatic exchange of matching users' telephone numbers, removing the frustration of aimless texting that characterizes other dating apps.

Whim launched in public beta to San Francisco and New York City in the fall of 2015, and became nationally available in 2016. After a year of intensive product iteration based on live market data and feedback, the Company is now shifting focus toward growth and revenue. Whim earns money based on a freemium model; while users can download the app and go on dates for free, premium subscribers gain access to extra features. The Company's early user acquisition strategy was based on earned media, in-app sharing incentives, and word-of-mouth. The next phase of growth will leverage content marketing and paid acquisition as well. The company will continue to grow the user base and revenue derived from Whim while simultaneously developing new mobile/social apps.

History of the Business

The company was founded by Eve Peters in 2013 for the initial purpose of bringing a new mobile dating app to the United States and international markets.

The Company's Products and/or Services

Product / Service	Description	Current Market
Whim	Mobile Dating App	USA

We are developing a second dating app for the international market. It may be completed and/or introduced using the proceeds of the Offering.

We distribute our mobile app through Apple's iOS App Store. Customers discover our products through organic search, word of mouth, press, partnership programs, and advertising.

Competition

The Company's primary competitors are the dating apps Tinder, OkCupid, Bumble, and CoffeeMeetsBagel.

While the dating space is saturated with such "match and message" apps, Whim is the only app providing an actual automated, scalable, date setup service. We solve for the number one pain point of all these other apps, which is that they are inefficient mechanisms for actually meeting someone and forming a real-life connection. On these apps, less than 11% of matches result in actual dates. Our research shows that users are more than 600% more likely to meet in real life through our app, and our retention figures (38% 30-day retention) prove the market's appetite for our solution.

Supply Chain and Customer Base

Our customers are singles, primarily ages 18-50, located in major cities throughout the United States (e.g., New York City, San Francisco, Los Angeles, etc.).

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4720239	IC 009. US 021 023 026 036 038. G & S:	Whim	September 5, 2014	April 14, 2015	USA

	software featuring online dating and matchmaking. FIRST USE: 20140627. FIRST USE IN COMMERCE: 20140627				

All content and design on our website and mobile app are covered under automatic copyright protection.

We spend a considerable amount of our time and resources on product research and development, both iterating on our existing product and developing new ones. Our current budget on research and development is approximately $15,000 per month.

Real Property
The Company does not currently own or lease any real property.

Governmental/Regulatory Approval and Compliance
We do not anticipate governmental regulation of our business.

Litigation
None

Other
The Company's principal address is 180 Capp Street, 3rd Floor, San Francisco, CA 94110.

The Company's telephone number is 415-699-4034.

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$2,500	5%	$25,000
Estimated Attorney Fees	5%	$2,500	0.5%	$2,500
Estimated Accountant/Auditor Fees	5%	$2,500	0.5%	$2,500
Marketing	40%	$20,000	20%	$100,000
Research and Development	35%	$17,500	56%	$280,000
Future Wages	0%	$0	12%	$60,000

General Working Capital	10%	$5,000	6%	$30,000
Total	**100%**	**$50,000**	**100%**	**$500,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds based on strategic initiatives decided by the Chief Executive Officer in her sole discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Eve Peters

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President and Director from October 4, 2013 and Chief Executive Officer from October 1, 2013 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President and Director of Goodmeets, Inc. from October 4, 2013 and Chief Executive Officer of Goodmeets, Inc. from October 1, 2013 to present. As the sole officer and Director of Goodmeets, Inc., Ms. Peters is responsible for all of the Company's business operations, including product development, marketing, fundraising, outreach and negotiations.

Education
BA, Stanford University, 2004. JD, Berkeley Law (Boalt Hall), 2012.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Eve Peters

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President and Director of Goodmeets, Inc. from October 4, 2013 and Chief Executive Officer of Goodmeets, Inc. from October 1, 2013 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President and Director of Goodmeets, Inc. from October 4, 2013 and Chief Executive Officer of Goodmeets, Inc. from October 1, 2013 to present. As the sole officer and Director of Goodmeets, Inc., Ms. Peters is responsible for all of the Company's business operations, including product development, marketing, fundraising, outreach and negotiations.

Education
BA, Stanford University, 2004. JD, Berkeley Law (Boalt Hall), 2012.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Chief Executive Officer/President (as authorized by the Board of Directors)
Sale of property, interests or assets of the Company	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of the budget	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of business strategy	Chief Executive Officer/President (as authorized by the Board of Directors)
Dissolution or liquidation of the Company	Board of Directors (as authorized by the Shareholders)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	6,115,584
Voting Rights	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. No stockholder may authorize more than one proxy for his shares.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities being offered	The Board of Directors and the stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities

	offered hereunder.
Percentage ownership of the company by holders of Common Stock	79.35%[1]

Type of security	Options (Non-Qualified Stock Options)
Amount outstanding	1,169,337
Voting Rights	Each option is convertible into shares of the Common Stock. Upon conversion of their options, the holders shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, as described under "Common Stock" above.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities being offered	The Board of Directors and the stockholders could authorize and issue additional options at a later date. The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.
Percentage ownership of the company by holders of the Options (assuming conversion)	15.17%[1]

Type of security	Convertible Promissory Notes
Amount outstanding	$428,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the SAFEs being offered	The Convertible Promissory Notes may convert into shares of Preferred Stock of the Company upon the occurrence of a qualified financing of $1,000,000. The availability of such Preferred Stock may be dilutive and such Preferred Stock will have greater rights than the Securities offered hereunder.
Percentage ownership of the company by holders of the Convertible Promissory Notes (assuming conversion)	The percentage ownership of the Company by holders of the Convertible Promissory Notes upon conversion will depend on the valuation and the fully-diluted capitalization of the Company at the time of the qualified financing at which the Convertible Promissory Notes convert.

(1) The percentage ownership of the Company by the holders of these securities takes into account the remaining 421,904 shares of Common Stock that are unissued but reserved for the Company's 2014 Equity Incentive Plan.

The Company has the following debt outstanding:

Type of debt	Deferred Fees
Name of creditor	Sidley Austin LLP
Amount outstanding	$50,000
Interest rate and payment schedule	Payment upon the occurrence of a qualified financing of $1,000,000 or more; schedule to be determined

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes	11	$428,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital	7/7/2014	Regulation D, Rule 506(b)
Stock Options	2,294,705[1]	$0	None	7/3/2014	Rule 701
Common Stock	8,924,843[2]	$0	None	7/3/2014	Securities Act, Section 4(a)(2); Rule 701

(1) Of the Company's 2,294,705 issued Options, 1,089,444 Options have been cancelled and 35,954 Options have been exercised and converted into shares of Common Stock. 1,169,337 Options are currently issued and outstanding.

(2) Of the Company's 8,924,843 issued shares of Common Stock, 2,809,259 shares have been repurchased by the Company. There are currently 6,115,584 shares of Common Stock issued and outstanding.

Valuation

Because the Company is recently formed and has conducted only either (i) "sweat equity" sales of its securities to its founder and consultants and (ii) offerings of convertible promissory notes under which the valuation of the Company's common stock is delayed until a qualified financing, no valuation of the Company or its securities is currently available. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by its founder Eve Peters.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Eve Peters	91.56%

Following the Offering, the Purchasers will own 0% of the Company. The Purchasers will hold an equity ownership of the Company upon the conversion of their SAFEs.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations
The Company's prior earnings and cash flows are not indicative of future earnings and cash flows. To date, we have prioritized building a network and have not focused on monetizing the early customer base. The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: growing the user base throughout the United States, expanding the user base internationally, continuing product development, and testing and optimizing revenue streams. The Company currently requires $15,000 per month to sustain operations.

Liquidity and Capital Resources
The Company currently generates revenue through subscriptions to its first product: our "Whim" dating app. While the proceeds of the offering are not necessary to the current operations of the Company, they are important and will help us realize future operations. The influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically expenses for acquisition and content marketing. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company has accrued $50,000 in legal fees. Fees will be due when the Company raises an equity round of $1,000,000 or more. The Company has otherwise not made any material capital expenditures in the past two years. Aside from the intended use of proceeds from the Offering (i.e. acquisitions and content marketing), the Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
None
Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 500,000 SAFEs (Simple Agreements for Future Equity) for up to $500,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2016 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the Company.

In order to purchase the Securities you must make a commitment to purchase on www.republic.co. Purchaser funds will be held in escrow with Kingdom Trust Company until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Purchaser commitments are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any commitment. If the Company rejects all or a portion of any commitment, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Opendeal Inc., dba "Republic" (the "Intermediary"). The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fee (%)
5.0

Commission/Fee (flat)
None

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Kingdom Trust Company.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this offering (if the minimum amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.00001 per share, of which 6,115,584 shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to any preferred stock

issued in such future Equity Financing, or, if no Preferred Stock is issued, common stock of the Company except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). Except for Securities held by Purchasers of at least $15,000 worth of Securities ("Major Investors"), the Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes (Simple Agreements for Future Equity, including the Securities) issued by the Company, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price. Major Investors shall have the right to determine whether to convert their Securities upon the first Equity Financing.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (x) $5,000,000 divided by (y) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Board of Directors of the Company	Board of Directors
Appointment of the Officers of the Company	Board of Directors

The Company does have shareholder agreements or voting agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Eve Peters, Founder & CEO
Relationship to the Company	Eve Peters, Founder & CEO
Total amount of money involved	$173,000
Benefits or compensation received by related person	Convertible Promissory Notes identical to those received by other investors (see "Capitalization" above).
Benefits or compensation received by Company	A cash investment in the Company.
Description of the transaction	Investment by the Company's founder Eve Peters in

	exchange for a Convertible Promissory Note.

Distributions or Payments

Related Person/Entity	Eve Peters, Founder & CEO
Relationship to the Company	Eve Peters, Founder & CEO
Total amount of money involved	$18,000
Benefits or compensation received by related person	Payment for contractor services.
Benefits or compensation received by Company	The Founder's services as a contractor to the Company.
Description of the transaction	The Company paid compensation to its founder Eve Peters as a contractor to the Company.

Conflicts of Interest
The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION
None

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Eve Peters
_____
(Issuer)

President and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Eve Peters
_____
(Name)

President, CEO and Director
_____
(Title)

October 24, 2016
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Pitch Deck

Exhibit C   Video Transcript

EXHIBIT A
Financial Statements

GOODMEETS, INC.

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 AND 2014

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Goodmeets, Inc.
Index to Financial Statements
(unaudited)

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
Goodmeets, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Goodmeets, Inc., (the "Company"), a Delaware corporation, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, stockholders' deficit, and of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
October 19, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

GOODMEETS, INC.
BALANCE SHEETS
DECEMBER 31, 2015 AND 2014
(unaudited)

		2015		2014
Assets				
Current assets				
Cash	$	7,529	$	71,997
Current assets		7,529		71,997
Total assets	$	7,529	$	71,997
Liabilities and Stockholders' Deficit				
Current liabilities				
Accounts payable	$	209	$	800
Accrued liabilities		12,744		3,270
Current liabilities		12,953		4,070
Convertible debt		105,000		25,000
Convertible debt related parties		75,000		75,000
Convertible security		100,000		100,000
Total liabilities		292,953		204,070
Commitments and contingencies (Note 4)		-		-
Stockholders' Deficit:				
Common stock, no par value, 10,000,000 shares authorized, par value $0.00001; 6,115,584 and 6,079,630 shares issued and outstanding as of December 31, 2015 and 2014, respectively		61		61
Additional paid-in capital		7,252		5,008
Accumulated deficit		(292,737)		(137,142)
Total stockholders' deficit		(285,424)		(132,073)
Total liabilities and stockholders' deficit	$	7,529	$	71,997

See accompanying accountants' review report and notes to the financial statements

GOODMEETS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

	2015	2014
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	87,346	47,035
Sales and marketing	2,931	1,480
Research and development	56,430	85,050
Total operating expenses	146,707	133,565
Operating loss	(146,707)	(133,565)
Other expense:		
Interest expense	7,613	2,721
Total other expense	7,613	2,721
Loss before provision for income taxes	(154,320)	(136,286)
Provision for income taxes	1,275	800
Net loss	$ (155,595)	$ (137,086)

See accompanying accountants' review report and notes to the financial statements

GOODMEETS, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

| | Common stock | | | Additional Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount		Capital	Deficit	Deficit
December 31, 2013	5,600,000	$	56	$ -	$ (56)	$ -
Stock based compensation	479,630		5	4,796	-	4,801
Stock option compensation	-		-	212	-	212
Net loss	-		-	-	(137,086)	(137,086)
December 31, 2014	6,079,630		61	5,008	(137,142)	(132,073)
Stock based compensation	35,954		-	360	-	360
Stock option compensation	-		-	1,884	-	1,884
Net loss	-		-	-	(155,595)	(155,595)
December 31, 2015	6,115,584	$	61	$ 7,252	$ (292,737)	$ (285,424)

See accompanying accountants' review report and notes to the financial statements

GOODMEETS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (155,595)	$ (137,086)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	2,244	5,013
Changes in operating assets and liabilities:		
Accounts payable	(591)	800
Accrued liabilities	9,474	28,270
Net cash used in operating activities	(144,468)	(103,003)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from convertible debt	80,000	25,000
Proceeds from convertible debt related parties	-	75,000
Proceeds from convertible security	-	75,000
Net cash provided by financing activities	80,000	175,000
Increase (decrease) in cash and cash equivalents	(64,468)	71,997
Cash and cash equivalents, beginning of year	71,997	-
Cash and cash equivalents, end of year	$ 7,529	$ 71,997
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 2,025	$ 800
Non cash investing and financing activities:		
Accelerator fee paid with convertible security	$ -	$ 25,000

See accompanying accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Goodmeets, Inc. was incorporated on October 1, 2013 ("Inception") in the State of Delaware. The Company's headquarters are located in San Francisco, California. The financial statements of Goodmeets, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

We have developed a mobile application, *Whim,* which is a mobile dating app that eliminates endless messaging and sends users on real-life dates instead. The *Whim* app launched in 2015 and is available for download on the iOS App Store. *Whim* allows users to create a profile, indicate their availability, browse other user profiles and choose the people they would like to meet. As soon as two users have mutual interest and a schedule that aligns, the app selects a local meeting spot and sets the users up for a date at a specific time and place. Once the date is set, the users are encouraged to get in touch to confirm plans with each other using personal phone numbers. *Whim* is the first dating app to offer a true dating service, taking matches offline and turning virtual connections into real-life dates.

Management's Plans
Since inception, we have relied upon debt financing to fund operating losses. As of December 31, 2015, we had negative working capital of approximately $5,424, and we will incur additional costs prior to significant revenue generating activities. Operating at a loss for the first several years of business is typical in the dating app industry; thus, raising capital is a top priority in order for the Company to continue its development. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, additional debt and/or equity financings, and funds from revenue producing activities when such can be realized. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
> in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and convertible debt. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not commenced significant revenue generating activities. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in online dating technology, changes in consumer behavior and trends, changes in consumer sentiment towards online dating, and competition in the online dating marketplace which could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. To date, no amounts have been capitalized.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Modifications to Convertible Debt
The Company accounts for modifications of embedded conversion features ("ECFs") in accordance with ASC 470-50 ("ASC 470-50") – Debt Modifications and Extinguishments. ASC 470-50 requires the modification of a convertible debt instrument that changes the fair value of an ECF be recorded as a debt discount and amortized to interest expense over the remaining life of the debt. If modification is

considered substantial (i.e., greater than 10% of the carrying value of the debt), an extinguishment of the debt is deemed to have occurred, resulting in the recognition of an extinguishment gain or loss.

Revenue Recognition

The Company will recognize revenues from subscription sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. During 2014 and 2015, the Company did not have any revenue producing activities.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of outside service providers. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes

Upon Inception, the Company elected to be taxed as an S-Corporation; however, the S-Corporation election was terminated as of July 17, 2014. Under those provisions (S Election), the Company did not pay federal corporate income taxes on its taxable income. Instead, the shareholders were liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Corporation paid state income taxes at reduced rates.

Effective as of the date the S-Corporation election was terminated, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2015 and 2014, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

Convertible Debts
During 2015 and 2014, to fund operations the Company entered into a series of contingently convertible note agreements with third parties and related parties totaling $80,000 and $100,000, respectively. The notes bear interest at 4% per annum, and had original maturity dates ranging from July 2016 to July 2017 based on a two year maturity, which subsequently, in October 2016 have been extended to July 2018. Thus, the notes are reflected as long term liabilities at December 31, 2015 and 2014. Of these amounts $75,000 was due to related parties at December 31, 2015 and 2014.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $1,000,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) rates ranging from 75-80% (20-25% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price per share calculated for the next round of financing assuming $4,000,000 pre-money valuation of the Company.

If upon maturity, an automatic conversion has not occurred, the holder at their option may convert the outstanding principal and interest thereon into common stock at a price per share assuming a $10,000,000 valuation of the Company.

Upon a change in control, at the option of the holder, the debt may be payable on demand at twice the amount of all principal and interest thereon then outstanding or convertible into common stock priced by dividing $4,000,000 into the number of shares representing the fully dilutive capitalization.

Since the conversion is based upon contingent future events, the effects of such including whether or not a beneficial conversion feature is present, won't be recorded until a contingent event is triggered. As of December 31, 2015, the notes aren't convertible into shares of common stock.

Convertible Security
In July 2014, the Company entered into a convertible security agreement for $100,000. The security has no maturity date and bears no interest but provides the right of the investor to future equity per the terms of the agreement.. The Company received $75,000 to fund operations. The remaining $25,000 was withheld and paid as a program fee to the holder for goods provided and services rendered for a four-month accelerator program. The security is convertible at the option of the holder at any time equal to 7% of the number of shares of outstanding common stock of the Company, on a fully-diluted basis. The note is also automatically convertible upon the next equity financing, defined as gross proceeds of not less than $1,000,000 in preferred stock into an amount equal to 7% of the number of shares of outstanding common stock of the Company on a fully-diluted basis. In the event of a corporate transaction as defined by the agreement, and at the election of the holder, the security is convertible into an amount equal to 7% of the number of shares of outstanding common stock of the Company, on a fully-diluted basis or the investor shall be paid an amount equal to two times (2x) the purchase price of the security.

The debt holder also receives the right of first offer to participate in the next equity financing, on the same terms and for the lowest price per share offered up to the number of shares equal to the quotient resulting from dividing the lesser of $500,000 and 20% of the aggregate value of the preferred stock sold in the next equity financing by the price paid per share for preferred stock by the investors in the next equity financing.

On the date of issuance, the a beneficial conversion feature wasn't present. Since the other conversions are based upon contingent future events, the effects of such including whether or not a beneficial conversion feature is present, won't be recorded until a contingent event is triggered. As of December 31, 2015, the convertible security was convertible into approximately 500,000 shares of common stock.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001.

Founder Shares
The founder received 5,600,000 shares of common stock upon Inception.

Shares Issued for Services
In 2014, the Company issued 3,288,889 shares of restricted common stock to a consultant for software development services to be rendered. Such shares were to vest monthly over four years. Of these restricted shares, only 479,630 were retained by the consultant and the remaining were forfeited in 2014. Accordingly, the net amount was presented in the statement of stockholders' deficit as the shares were issued and received back within the fiscal 2014 year. The Company determined the compensation expense related to this issuance to be $4,801 based on a fair value of each common share of $0.01, which

was determined by management based on relevant market factors. The expense was recorded within general and administrative expense in the accompany statement of operations.

In 2015, the Company issued 35,954 shares of common stock to an advisor for services rendered. In connection with this issuance, the Company determined the fair market value of each common share to be $0.01, recognizing total expense of $360 which is included in general and administrative expense in the accompany statement of operations.

Stock Options
In July 2014, our Board of Directors adopted the Goodmeets, Inc. 2014 Stock Plan (the "2014 Plan"). The 2014 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Up to 1,627,165 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2015 and 2014, the Company granted 1,456,933 and 370,370 stock options under the 2014 Plan to various advisors and employees, respectively. The granted options had an exercise price of $0.01, expire in ten years, and ranged from 100% immediate vesting, to vesting over a four-year period. The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2015	December 31, 2014
Expected life (years)	6.25	6.25
Risk-free interest rate	1.8%	1.7%
Expected volatility	45%	45%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2013	-	$ -	-
Granted	370,370	0.01	10.0
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2014	370,370	$ 0.01	9.5
Granted	1,456,933	0.01	
Exercised	-	-	
Expired/Cancelled	(730,803)	0.01	
Outstanding at December 31, 2015	1,096,500	$ 0.01	9.3
Exercisable at December 31, 2014	-	$ -	-
Exercisable at December 31, 2015	630,844	$ 0.01	9.3

Stock option expense for the years ended December 31, 2015 and 2014 was $1,884 and $212, respectively. The Company will recognize the remaining value of the options through 2019 with expected expense in each year through 2019 of approximately $1,000 - $2,000, less amounts related to options that do not vest.

NOTE 6 – INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. From the date the S-Corporation election was terminated (see Note 2) to December 31, 2015, the Company had net operating losses of approximately $265,000. The Company is subject to Federal and State income taxes at stated rates and has used an effective blended rate of 34% to derive a net deferred tax asset of approximately $90,000 and $38,000 as of December 31, 2015 and 2014, respectively. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has only recorded an income tax provision for minimum state taxes for the years ended December 31, 2015 and 2014. The increase in valuation allowance for the years ended December 31, 2015 and 2014 was approximately $52,000 and $38,000, respectively.

Based on federal tax returns filed or to be filed through December 31, 2015, we had available approximately $265,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire in 2034 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware and California state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 7 – RELATED PARTY TRANSACTIONS

Convertible Debt from Related Party
During 2014, the Company raised money from its Chief Executive Officer ("CEO") and relatives of its CEO for a total of $75,000 which is included in convertible debt related parties in the accompanying balance sheets. On July 13, 2015, the debt was modified to reduce the valuation cap from 6,000,000 to 4,000,000 for conversion purposes. In October 2016, the debt was modified to extend the due dates to July 2018.

See Note 8 for additional funds received by the Company from its CEO subsequent to year end.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent to December 31, 2015, the Company raised $148,000 in additional convertible debt from the Company's Chief Executive Officer with the same terms as those described in Note 3.

Subsequent to December 31, 2015, the Company granted 431,448 stock options. The options have an exercise price of $0.04 and vest over four years. In addition, 358,641 options granted in 2015 were canceled.

The Company has evaluated subsequent events that occurred after December 31, 2015 through October 19, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT B

Pitch Deck



magic, not messaging





CREATOR: OKCUPID PRODUCT LEAD; DATING INDUSTRY EXPERT

Product GM @

okcupidlabs

500startups

Stanford University

BerkeleyLaw
UNIVERSITY OF CALIFORNIA

PROBLEM: DATING APPS ARE TERRIBLE FOR SETTING UP ACTUAL DATES

Only 10% of matches result in a real-life date!

The chat-centric dating app model wastes users' time and energy. Most users want dates, but apps force them to play a game of matching, texting, and waiting.



10 Matches
3 Chats
1 Date

- 2-week lag
- Hours of work texting and scheduling
- Most chats don't receive replies
- Users feel annoyed and frustrated => leads to churn

BACKED BY RESEARCH: EXPERTS SAY THAT EXISTING APPS

ARE GETTING IT WRONG

Face-to-face reality…is inaccurately or incompletely communicated over computer-mediated communication.

- Eli Finkel, Professor of Psychology (Kellogg School of Management), author ("Online Dating: A Critical Analysis…")

People spend too much time searching for options online for too little payoff in offline dates.

- Dan Ariely, Professor of Psychology and Behavioral Economics (Fuqua School of Management), author ("People Are Experience Goods…")

People appear to be heavily preselecting online for something that, once they sit down in person, doesn't seem important to them.

- Christian Rudder, co-founder (OkCupid), online dating data expert, author (Dataclysm)

We're better off spending quality time getting to know actual people than spending hours with our devices.

- Aziz Ansari, comedian, author (Modern Romance)

SOLUTION: BUILD AN APP FOCUSED ON ACTUAL DATES

Whim is the only app that skips messaging and uses scheduling tools and venue algorithms to set users up on dates right away instead.


Jason & Savannah will meet at:
Harry's Bar
Thu. 12/15 @ 8 pm
HARRY'S BAR SAN FRANCISCO
HARRY'S BAR SAN FRANCISCO
TRY HARRY'S "world famous" BLOODY MARY!
BURGER
$6.95
Jason
Savannah



INITIAL PRODUCT: WHIM FOR iOS

Whim makes dates happen for singles based on when and where they're free, and whom they want to meet.

Tell us when you're free...



WEEK AHEAD

What nights are you free for a date this week?

*Tap and hold any day to change the location

Wednesday **10** Noe Valley	Thursday **11**
Friday **12**	Saturday **13** Mission District, Sa...
Sunday **14**	Monday **15** Berkeley, CA, Unit...
Tuesday **16**	

Continue

and whom you'd like to meet.



MATCHES

Savannah, 28
Manager @ The Independent
UC Berkeley

15 16 17

Some things I love: outdoor concerts, hiking trips, photography, running with my dog Chewy at Fort Funston, Thursday night dinner parties with friends...

We'll make dates happen - like magic!



THURSDAY, JULY 16

You're meeting Jay on Thursday night! We suggest Third Rail at 8:00 pm, but you should text or call him to confirm.

Jay
(415) 222-8787

Third Rail
628 20th Street
San Fransisco, CA 94107

USER FEEDBACK

Whim interests me because it **takes the work and flakiness of online dating out of the equation**. I can't stand having to message girls for weeks on Tinder or other apps, and ultimately nothing coming of some of those relationships. Yes I would use it again.

Ari, 25
West Hollywood, CA

If you're going to use something like a dating app, you want it to be time friendly. With Whim, **you know if you're matched with someone, it's someone looking to go on an actual date**. They're willing to take the first step to get to know you.

Jamie, 29
Los Feliz, CA

I love what Whim is doing. My single friends constantly lament how difficult it is to get to a physical date. **Setting up a face-to-face date as soon as possible makes total sense**. When you meet in person, **you can tell pretty quickly whether there's any chemistry**. And if there's not, then it's not a big deal — it's just one drink, not hours of messaging back and forth.

Max, 28
NOPA, SF, CA

I really like the concept of the app because it **eliminates a lot of small talk** prior to the first date. I'm excited to use the app again!

Gabriella, 24
Santa Monica, CA

I love Whim because the experience is **fun, light, and easy**. I can just meet someone without all this buildup and anticipation of what they're going to be. Dating through Whim feels **natural and exciting**, whereas dating through other dating apps has started to feel like a chore.

Madeline, 31
Pacific Heights, SF, CA

Whim is brilliant. People are always complaining about their problems with dating apps - conversations fizzling out, it being difficult to actually coordinate a date, etc. Whim is such a better solution - it's **efficient, and therefore a lot more fun**.

Alison, 32
Bernal Heights, SF, CA

EARLY SUCCESS

-------- Forwarded message ---------
From: Grace
Date: Fri, Sep 16, 2016 at 11:52 AM
Subject: Re: I want to hear your Whim stories!
To: Eve Peters <eve@trywhim.com>

Hi Eve,

I'm a 25 year old woman living in NYC, and as I'm sure you can imagine, dating has been, well....hellish. I went through months of deleting and re-downloading other apps like Tinder and Bumble. I HATE these apps. I felt like I put effort into trying to make a connection and nothing ever came to fruition. Even getting a guy to respond to a message felt impossible sometimes.

After resolving to be single forever, I got an ad for Whim on Instagram. I was intrigued and downloaded it.

And I'm SO happy that I did! I went out with the first guy that I matched with, Garth, and we've been dating for a little over a month now. We have so much in common and he is basically everything that I've been looking for (I know that's so cheesy but it's true 😊). We both feel like this is going to be a long lasting relationship and I'm honestly just so happy. I am SO GLAD I downloaded whim!

Here's a picture of us hiking over Labor Day weekend :)



PRESS

TechCrunch — Whim is a Dating App Focused on Actual Dates

Mashable — Is On-Demand Dating a Tinder Killer?

FORTUNE — This Dating App Skips Messaging and Goes Straight to the Date

Los Angeles Times — The Latest Trend in Dating Apps: Skipping the Chat and Going Straight to the Date

VentureBeat — New Dating Apps Cut to the Chase, Set Up Dates Quickly

GLAMOUR — Dating App Culture is Being Reconsidered, and We're All About It

Product Hunt — (producthunt.com/tech/whim-ios)

TEAM: LEAN, RESULTS-DRIVEN, AND RELENTLESS



Eve Peters

Founder/CEO

Product GM @ OkCupid Labs
Founder @ MIXTT, TechCrunch50
JD @ UC Berkeley/ BA @ Stanford

Hernan Gonzalez

iOS Engineer

Cofounder @ Indeba
Mobile Engineer @ We Heart It
Computer Science @ CAECE

JC Ivancevich

Software Engineer

CTO/Cofounder @ Loopear
Mentor @ NodeSchool
Computer Science @ UADE

ADVISORS:



Parker Thompson

Partner @ AngelList
Partner @ 500 Startups

Prerna Gupta

Co-founder & CEO @ Hooked
Co-founder & CEO @ Khush (acquired)

INVESTMENT OPPORTUNITY

Initial seed funding: $428k

500 Startups

Angels

Raising $500k seed extension

Contact:

eve@trywhim.com

EXHIBIT C
Video Transcript

What is Whim?
Video Transcript

My name is Eve Peters. I'm the founder and CEO of Whim.

Whim is a dating app that eliminates aimless swiping, meaningless matching, and awkward texting; and sets people up right away on actual dates. After working for OkCupid Labs, and as an avid user of dating apps myself, I realized that we're spending most of our time and energy on these virtual interactions that can be misleading and often go nowhere. I started this company because I think there's a much better way for people to find meaningful connections.

Sociologists say that the only way to truly get a sense of someone and see if there's chemistry is in person. On other dating apps, less than 11% of matches lead to actual dates. On Whim it's nearly 70%. Whim cuts to the chase and makes meeting in person the focus from the start.

Here's how it works. You go on the app, say which days you're free, and which people you'd like to meet. When there's mutual interest, Whim sets you up on a date at a time and place that's convenient for both of you. The app then puts you in touch so you can chat briefly, just to confirm the details. And voila – you're out meeting this person in real life.

What happens next is up to the two of you. Our hope is that it's magic.